

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Russell Skibsted
Chief Financial Officer
Rockwell Medical, Inc.
30142 S. Wixom Road
Wixom, Michigan 48393

> **Re: Rockwell Medical, Inc.**
> **CIK 0001041024**
> **S-3 filed September 30, 2021**
> **File No. 333-259923**

Dear Mr. Skibsted:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences